
**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

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# FORM 8-K

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**CURRENT REPORT**
**Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported): May 24, 2006



## SIERRA HEALTH SERVICES, INC.

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(Exact name of registrant as specified in its charter)


| **Nevada** | **1-8865** | **88-0200415** |
|:---:|:---:|:---:|
| (State or Other Jurisdiction of Incorporation) | (Commission File Number) | (IRS Employer Identification No.) |


**2724 North Tenaya Way**
**Las Vegas, Nevada   89128**
(Address of principal executive offices including zip code)

**(702) 242-7000**
(Registrant's telephone number, including area code)

**Not Applicable**
(Former name or former address, if changed since last report)
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Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 7.01  Regulation FD Disclosure**

On Wednesday, May 24, 2006, Sierra Health Services, Inc., or Sierra, issued a press release announcing that members of its senior management are scheduled to present at two banking conferences in June 2006.  The first presentation will be on Tuesday, June 6, at the FTN Midwest Securities Health Care Conference in New York, NY.  The Company's presentation is scheduled to begin at approximately 10:10 a.m., Eastern Time.   The second presentation will be on Wednesday, June 14, at the Goldman Sachs Twenty-Seventh Annual Global Healthcare Conference in Dana Point, CA.  This presentation is scheduled to begin at approximately 10:00 a.m., Pacific Time.  Investors, analysts and the general public are invited to listen to the live audio webcasts of both presentations over the Internet by visiting the investors' page of our website at www.sierrahealth.com.

Anyone listening to Sierra management presentations will be presumed to have read Sierra's Annual Report on Form 10-K for the year ended December 31, 2005, and its Quarterly Report on Form 10-Q for the period ended March 31, 2006.  Listeners should review cautionary statements under "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Any statements made or issued that are not historical facts are forward-looking and should be considered in connection with certain cautionary statements contained in our Annual Report on Form 10-K for the year ended December 31, 2005.  Such statements are made pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and identify important risk factors that could cause our actual results to differ materially from those expressed in any projected, estimated or forward-looking statements relating to Sierra.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SIERRA HEALTH SERVICES, INC.
(Registrant)

Date:  May 25, 2006

/S/ PAUL H. PALMER

Paul H. Palmer
Senior Vice President
Chief Financial Officer and Treasurer